EXHIBIT 99.1

Management’s Discussion and Analysis

for the three and nine months ended September 30, 2025

MEDICURE INC.

Prepared by Management without review by the Company’s auditor

1

Message to Shareholders, November 2025

Medicure’s business growth now has five focuses:

ZYPITAMAG® (pitavastatin) sales continue to grow from Marley Drug and sales through the traditional insured channel remain steady. Applying the learnings from the past couple of years, improved insurance coverage and with the addition of Marley Drug’s direct to consumer market for cash paying customers is working.

Marley Drug, Gateway Pharmacy and West Olympia Pharmacy -   Marley Drug fits well with our vision and provides excellent customer service, competitive medications, immediate direct to patient delivery, and is licensed in all 50 states, Washington D.C. and Puerto Rico. The e-commerce addition is growing slowly. The combined business will be well positioned to strengthen our existing national platforms, including accelerating the growth of ZYPITAMAG®, realizing on material synergies and generating substantial shareholder value. The addition of Gateway Pharmacy and West Olympia Pharmacy during the current year also creates additional synergies within the Company’s retail pharmacy operating segment, as it provides an additional channel to accelerate the growth of ZYPITAMAG®, while also providing faster shipping times to our e-commerce and mail order customers located on the west coast of the United States.

MC-1 for PNPO – The Phase 3 Pivotal trial for treatment of Pyridoxal 5’-phosphate dependent epilepsy (PNPO deficiency) with the legacy product, MC-1 is ongoing. For this indication, MC-1 has received Orphan Drug status and a Rare Pediatric Disease Designation from the FDA, providing significant value as we work diligently towards FDA approval.

AGGRASTAT® (tirofiban hydrochloride) injection continues to hold significant market share in the US and continues to contribute to Medicure’s revenue for 2025. We continue to market the benefits of AGGRASTAT® and nurture brand loyalty.

MC-006 – new chemical entity analogues of pyridoxal 5’-phosphate for the treatment of a number of clinical indications yet to be announced.

Medicure remains focused on growing revenue and earnings with the existing business and further exploration of adding revenue generating products and businesses. On behalf of the Board of Directors, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value for you, our valued shareholders.

Yours sincerely,

Albert D. Friesen, Ph.D.

Chairman and Chief Executive Officer

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Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is current as of November 19, 2025 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2024 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company’s annual report on Form 20‑F for the year ended December 31, 2024 and the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025. This MD&A was prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s consolidated financial statements has been prepared in accordance with IFRS. Additional information regarding the Company is available on SEDAR at www.sedarplus.ca and at the Company’s website at www.medicure.com.

All dollar amounts here within are expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted.

FORWARD‑LOOKING STATEMENTS

This MD&A contains forward‑looking information as defined in applicable securities laws (referred to herein as “forward‑looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward‑looking statements. Forward‑looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward‑looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward‑looking statements.

Specifically, this MD&A contains forward‑looking statements regarding, but not limited to:

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAG®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its pharmaceutical products in the United States and its territories through Marley Drug, Inc. (“Marley Drug”) and its newly acquired U.S. subsidiaries, Gateway Medical Pharmacy Inc (“Gateway Pharmacy”) and West Olympia Pharmacy, LLC (“West Olympia Pharmacy”);

•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	the Company’s intention to increase sales of AGGRASTAT® and ZYPITAMAG®;

•	the Company’s intention to increase sales through Marley Drug, Gateway Pharmacy and West Olympia Pharmacy;

•	the Company’s intention to develop MC-1 for the treatment of pyridox(am)ine 5’-phosphate oxidase (“PNPO”) deficiency;

•	the likelihood of the Company to receive a priority review voucher from the United States Food and Drug Administration (“FDA”) in regards to its development work for MC-1;

•	the Company’s intention to investigate and advance other product opportunities;

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;

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Management’s Discussion and Analysis

•	the Company’s expectations with respect to the cost of testing and commercialization of its products and potential products;

•	the Company’s sales and marketing strategy;

•	the Company’s anticipated sources of revenue;

•	the Company’s intentions regarding the protection of its intellectual property;

•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	the Company’s business strategy; and

•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Inherent in forward‑looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward‑looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward‑looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward‑looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on the Company’s revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects;

•	the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	uncertainties associated with the acceptance and demand for new products;

•	changes in regards to pharmacy regulations;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company’s ability to bring new products to market;

•	the Company’s ability to attract and retain skilled management and staff;

•	the Company’s ability, amid circumstances and decisions beyond the Company’s control, to maintain adequate supply of product for commercial sale;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to patients;

•	market competition;

•	tax benefits and tax rates; and

•	the Company’s ongoing relations with its employees and its business partners.

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Management’s Discussion and Analysis

Although management of the Company believes that these forward‑looking statements are based on reasonable assumptions, a number of factors could cause the future results, performance or achievements of the Company to be materially different from the actual results, performance or achievements expressed or implied by such forward‑looking statements. The forward‑looking statements contained in this MD&A, and in any documents incorporated by reference herein, are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed herein, or implied by, these forward‑looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward‑looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as required by applicable legislation.

OVERVIEW OF THE COMPANY

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market and sales to the Retail Public of pharmaceutical products. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAG® and increasing its e-commerce and mail order pharmaceutical business in all 50 U.S. states through Marley Drug. The cardiovascular products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company’s first commercial product was AGGRASTAT®, a glycoprotein inhibitor (“GPI”), used for the treatment of non ST elevation acute coronary syndrome (“NSTE-ACS”), including unstable angina (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). The Company acquired an exclusive license to sell ZYPITAMAG® in the U.S. and launched ZYPITAMAG® in May 2018 in the United States. In September 2019 the Company acquired the full rights and ownership of ZYPITAMAG®.

On December 17, 2020, the Company acquired Marley Drug, a leading specialty pharmacy serving customers across the United States for an upfront payment on closing of USD$6.3 million, subject to certain holdbacks, as well as additional payments based on future performance of Marley Drug. Marley Drug Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States.

On March 11, 2025, the Company acquired Gateway Pharmacy, an independent retail and compounding pharmacy located in Portland, Oregon, for total consideration of USD$580. Gateway Pharmacy is located in a medical office building near major transportation lines and multiple healthcare clinics and centers. In addition to regular customers, the pharmacy services multiple long-term care facilities and provides non-sterile compounding services.

 On June 16, 2025, the Company acquired West Olympia Pharmacy, an independent retail pharmacy located in Olympia, Washington, for an upfront payment on closing of USD$1.3 million, subject to certain holdbacks. West Olympia Pharmacy has a substantial customer base, which will allow for additional marketing opportunities of exclusive products such as ZYPITAMAG® through the pharmacy.

The Company’s research and development program is focused on making selective research and development investments in generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT® and ZYPITAMAG®, while also focusing on its ongoing research and development of MC-1.

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Management’s Discussion and Analysis

RECENT DEVELOPMENTS

MEDICURE ANNOUNCES UPDATE ON ENROLLMENT IN ITS MEND-PNPO PHASE 3 CLINICAL TRIAL AND PRESENTATION OF THE TRIAL DESIGN AND BASELINE DATA AT THE 2025 CHILD NEUROLOGY SOCIETY CONFERENCE

On September 23, 2025, the Company announced an update on enrollment in the MEND-PNPO study (ClinicalTrials.gov NCT04706013), with six patients now enrolled including one having completed the 12-month study period. Medicure plans to enroll 10-15 patients in total and is targeting having all patients start enrollment before the end of 2025.

The Company’s R&D focus is primarily on its Phase 3 study to seek approval of MC-1 as the first FDA-approved therapy for patients with PNPO deficiency, which is a rare neurometabolic disorder often leading to neonatal onset seizures that are resistant to other antiseizure medications, resulting in severe neurological dysfunction and ultimately death if untreated.

The FDA has granted both a Rare Pediatric Disease Designation and an Orphan Drug Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the European Medicines Agency (“EMA”) has granted an Orphan Drug Designation to MC-1 for the treatment of PNPO deficiency. Medicure also received fast track designation for use of MC-1 for the treatment of PNPO deficiency, which will facilitate the review of Medicure’s new drug application (“NDA”) by the FDA.

Upon approval of the NDA for MC-1 for patients with PNPO deficiency, Medicure is eligible to receive a priority review voucher from the FDA, which can be redeemed or sold, and provides significant value.

Elements of the MEND-PNPO study as described below will be presented at the 54th Child Neurology Society Conference in Charlotte, North Carolina on October 8, 2025 by lead investigator Dr. Phillip Pearl (Director of Epilepsy and Clinical Neurophysiology at Boston Children’s Hospital and William G. Lennox Chair and Professor of Neurology at Harvard Medical School, Boston, MA) and co-authored by the study principal investigators.

The presentation includes the study design, primary and secondary endpoints, dosing of MC-1 for patients enrolled, and baseline steady state pyridoxal 5’-phosphate (P5P) levels. Based on enrolled patients, baseline P5P treatment regimens ranged between 14 mg/kg/day to 58 mg/kg/day, and baseline steady state P5P levels were also variable between subjects ranging from 4.84 ng/mL to 136 ng/mL.

MEDICURE ANNOUNCES CLOSING OF PURCHASE AGREEMENT FOR THE ACQUISITION OF WEST OLYMPIA PHARMACY

On June 17, 2025, the Company announced that further to its news release on April 11, 2025, through its wholly-owned U.S. subsidiary Medicure Pharma Inc., it has closed on the acquisition of 100% of West Olympia Pharmacy from an arms-length third-party. As previously disclosed, the acquisition of West Olympia aligns with Medicure’s strategic plan for the expansion of the Company’s direct-to-consumer pharmacy business, and positions Medicure to accelerate its growth of ZYPITAMAG® and its other products and services.

It is estimated that the acquisitions of Gateway Medical Pharmacy and West Olympia Pharmacy could add approximately $10 million in additional annual net revenue, and contribute to overall net income, further building Medicure’s pharmacy business and strengthening sales of the Company’s marketed product, ZYPITAMAG®.

Medicure did not require any financing or acquire any debt as part of the Transaction, and no finder fees were paid by Medicure.

SIGNING OF A PURCHASE AGREEMENT FOR THE ACQUISITION OF WEST OLYMPIA PHARMACY

On April 11, 2025, the Company announced that through its wholly-owned U.S. subsidiary, Medicure Pharma Inc., it has signed a definitive agreement on April 10, 2025 to acquire 100% of West Olympia Pharmacy Inc. (“West Olympia”) from an arms-length third-party for a purchase price of USD $975,000. West Olympia generated unaudited revenue of approximately USD $6.8 million and net income of USD $325,000 for the 12-month period ended December 31, 2024.

MEDICURE ANNOUNCES CLOSING OF PURCHASE AGREEMENT FOR THE ACQUISITION OF GATEWAY MEDICAL PHARMACY

On March 11, 2025, the Company announced that further to its news release on February 18, 2025, through its wholly-owned U.S. subsidiary Medicure Pharma Inc., it has closed on the acquisition of 100% of Gateway from an arms-length third-party in exchange for total consideration of $580,000 USD. The acquisition of Gateway aligns with the Company’s strategic plan for the expansion of the Company’s direct-to-consumer pharmacy business, and positions Medicure to accelerate its growth of ZYPITAMAG® and its other products and services.

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Management’s Discussion and Analysis

MEDICURE ANNOUNCES EXPANSION OF ITS PHARMACY BUSINESS THROUGH SIGNING OF A PURCHASE AGREEMENT FOR THE ACQUISITION OF GATEWAY MEDICAL PHARMACY

On February 18, 2025, the Company announced that through its wholly-owned U.S. subsidiary, Medicure Pharma Inc., it has signed a definitive agreement on February 14, 2025, to acquire 100% of Gateway Pharmacy from an arms-length third-party. Gateway generated unaudited revenue of approximately $3.1 million and net income of $271,000 for the 12-month period ended December 31, 2024. Medicure did not require any financing or acquire any debt as part of this transaction, and no finder fees were paid by Medicure.

About Gateway Medical Pharmacy Inc.

Independently owned, Gateway is located in Portland, Oregon in a medical office building near major transportation lines and multiple healthcare clinics and centers. In addition to regular customers, the pharmacy services multiple long-term care facilities and provides non-sterile compounding services.

MEDICURE ANNOUNCES POSITIVE SETTLEMENT OF PRODUCT DEVELOPMENT AND SUPPLY CONTRACTS

On October 24, 2024, the Company announced that a product development and supply contract settlement between its subsidiaries Medicure International Inc. and Medicure Pharma Inc., and a third party has been reached. Medicure received a payment of € 1.5 million as final settlement. All other terms of the settlement along with the name of the party involved remain confidential.

MEDICURE ANNOUNCES SIGNING OF ASSET PURCHASE AGREEMENT WITH CANAM BIORESEARCH INC. FOR ACQUISITION OF INTELLECTUAL PROPERTY

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm Bioresearch Inc. (“CanAm”) for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use.

The Company believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure, and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval. These new chemical entities are not being applied in Medicure’s current Phase 3 study evaluating the use of MC-1 for the prevention or treatment of seizures associated with PNPO deficiency.

Pursuant to the Agreement, Medicure International Inc., a wholly owned subsidiary of Medicure, agreed to acquire, subject to the conditions contained in the Agreement, all of the assets of CanAm as they relate to the business of developing pyridoxal 5’-phosphate analogues (“P5P Analogues”), the processes for their preparation, compositions containing P5P Analogues, and methods of medical treatment containing P5P Analogues. In consideration for these acquired assets, Medicure agreed to pay to CanAm a $100,000 cash payment on the closing date, in addition to the following milestone payments: (i) $500,000, earned upon Medicure filing its first investigational new drug application (“IND Application”) related to P5P Analogues; (ii) $250,000, earned upon the Medicure filing its first NDA related to P5P Analogues; and (iii) $500,000, earned upon Medicure obtaining an NDA approval for P5P Analogues.

In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000,000; and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

In the event Medicure retains a contract research organization (“CRO”) to provide services related to development of P5P Analogues, CanAm, a CRO, would be entitled to tender a bid for such services, in addition to having an opportunity to match quotes for CRO services provided by third-party organizations.

In the event that Medicure does not file an IND Application within 7 years from the closing date of the Proposed Transaction, CanAm shall have the option at any time after such date to repurchase the Assets from Medicure, at a price equal to the aggregate of all expenses incurred by Medicure in connection with the development of P5P Analogues, but, in any event, not exceeding the sum of $6,500,000 USD.

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Management’s Discussion and Analysis

MEDICURE RECEIVES US FDA FAST TRACK DESIGNATION FOR MC-1 FOR PNPO DEFICIENCY

On April 23, 2024, the Company announced that through its subsidiary, Medicure International Inc., the U.S. Food and Drug Administration has granted Fast Track designation for MC-1, an investigational product for the prevention or treatment of seizures associated with PNPO deficiency. Fast Track designation is intended to facilitate the development and expedite the review of drugs that treat serious conditions and fill an unmet medical need.

The designation was requested based on the potential for MC-1 to address an unmet medical need for PNPO deficiency, a serious and life-threatening condition. Medicure is in the launch phase of its Phase 3 clinical trial to treat approximately 10 PNPO deficient patients at sites in the U.S. and Australia with daily doses of MC-1.

PNPO deficiency is a rare neurometabolic disorder, often leading to neonatal onset seizures that are resistant to other antiseizure medications, resulting in severe neurological dysfunction and ultimately death if untreated.

The FDA has granted both a Rare Pediatric Disease Designation and an Orphan Drug Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the EMA has granted an Orphan Drug Designation to MC-1 for the treatment of PNPO deficiency.

If a NDA for MC-1 for patients with PNPO deficiency is approved, Medicure is eligible to receive a PRV from the FDA, which can be redeemed or sold, and provides significant value.

COMMERCIAL

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring in the fourth quarter of 2020 through this initiative.

Net AGGRASTAT® product sales for the three and nine month periods ended September 30, 2025 were $1.0 million and $4.5 million respectively,  compared to $1.9 million and $6.0 million during the three and nine month periods ended September 30, 2024.

Hospital demand for AGGRASTAT® has declined during the current period, as the Company continues to have pricing pressures as a result of generics of tirofiban hydrochloride, which launched during 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong, and the Company continues to work on maintaining its customer base. The Company continues to expect a moderate patient market share despite reduced revenue from the AGGRASTAT® brand.

Net ZYPITAMAG® product sales for the three and nine month periods ended September 30, 2025 were $769,000 and $2.0 million respectively, compared to $553,000 and $2.0 million during the three and nine month periods ended September 30, 2024.

The Company sells ZYPITAMAG® to drug wholesalers, who subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. In addition, the Company also markets ZYPITAMAG®  through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug. Sales of ZYPITAMAG® through Marley Drug are reported under Marley Drug revenue. The slight increase in ZYPITAMAG® revenue during the nine month period ended September 30, 2025, can be attributed to a decrease in the number of returns during the current period, in addition to consistent utilization of the product through insurance formularies, specifically Medicare Part D. The Company is focused on growing ZYPITAMAG® revenue through the insured channel and through the retail pharmacy operating segment of the business throughout 2025 and beyond.

Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance.  During the three and nine month period ended September 30, 2025, Marley Drug contributed net revenue of $3.3 million and $9.5 million respectively, compared to $2.7 million and $8.0 million during the three and nine month period ended September 30, 2024. The increase in revenue during the nine month period ended September 30, 2025 can be attributed to increased cash sales of ZYPITAMAG® and BRENZAVVY® through the pharmacy, offset by lower reimbursements from pharmacy benefit managers (“PBMs”) on insured sales during the current period. Marley Drug customers can order their prescriptions through its retail location in Winston-Salem North Carolina, on the telephone by calling the pharmacy and through its e-commerce platform which launched during 2022.

On March 11, 2025, the Company acquired Gateway Pharmacy, an independent retail pharmacy located in Portland, Oregon.  During the three and nine month periods ended September 30, 2025, Gateway Pharmacy contributed net revenue of $890,000 and $1.8 million, respectively. The Company now offers ZYPITAMAG® through the pharmacy and intends to add additional product offerings which have increased revenue at Marley Drug.

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Management’s Discussion and Analysis

On June 16, 2025, the Company acquired West Olympia Pharmacy, an independent retail pharmacy with a substantial customer base, located in Olympia Washington. During the three and nine month periods ended September 30, 2025, West Olympia Pharmacy contributed net revenue of $2.2 million and $2.5 million, respectively. The Company intends to grow the product offerings at West Olympia Pharmacy, including the addition ZYPITAMAG®.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to ZYPITAMAG® , in addition, the Company plans on expanding its customer base for its e-commerce platform to grow its retail pharmacy operating segment, as well as licensing, acquisition and/or development of other pharmaceutical products or businesses that fit the commercial organization.

OUTLOOK

The Company is primarily focusing on:

Growing sales of ZYPITAMAG® in the United States

The Company has continued to see an increase in the sales of ZYPITAMAG® throughout 2025, in comparison to prior years. The acquisition of Marley Drug and the launch of the e-commerce platform allows the Company to offer ZYPITAMAG® at an affordable cash price, in addition to  reaching consumers in all 50 states, Washington D.C. and Puerto Rico. During the nine month period ended September 30, 2025,  ZYPITAMAG® contributed revenue of $4.7 million ($2.0 million through the traditional insured channels, and an additional $2.7 million through Marley Drug) to the Company, an increase from the nine month period ended September 30, 2024, where ZYPITAMAG® provided total revenue of $4.4 million ($2.0 million through the traditional insured channels, and an additional $2.4 million through Marley Drug) to the Company.

Maintaining AGGRASTAT® sales in the United States

The Company continues to work to maintain and expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

The Company continues to face pricing pressures as a result of two generics of tirofiban hydrochloride in the market, which launched during 2023. The number of hospital customers using AGGRASTAT® have decreased in recent quarters, however the Company continues to work on maintaining its customer base and recovering any lost market share.

Operation of the retail pharmacy business segment business and growth of e-commerce platform

The Company continues to operate Marley Drug and recently added Gateway Pharmacy to its retail and mail order pharmacy business segment. During 2022, Marley Drug launched its e-commerce platform, which allows consumers to purchase their FDA approved medications online and have them shipped directly to their residence. The addition of Gateway Pharmacy is expected to help create operational efficiencies for Marley Drug given its west coast location will allow for faster shipping times to e-commerce customers located on the west coast. The additions of Marley Drug, Gateway Pharmacy and West Olympia Pharmacy are expected to continue to provide the Company more channels to sell ZYPITAMAG® as well.

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other products and businesses that fit the commercial organization.

Developing additional pharmaceutical products

On January 7, 2021, the Company announced that it intends to file an IND with the FDA pertaining to its legacy product, P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P.  In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

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Management’s Discussion and Analysis

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use. The Company believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure, and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval.

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

The Company funded a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

On January 27, 2021, the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term (7-day) use of AGGRASTAT® injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head CT and/or MRI assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT® in patients with aSAH. Based on positive results of the impact of AGGRASTAT on micro-thrombi, in 2024 the Company is providing support for the TRIATHLON clinical trial submitted for NIH support as a phase 1/2A, randomized, double-blinded, clinical trial to test the null hypothesis that tirofiban is unsafe in the setting of ischemic stroke treated via Endovascular thrombectomy (EVT). The Company believes that TRIATHLON provides an important opportunity to address the critical, urgent, and unmet need to improve the efficacy of EVT and mitigate the devastating consequences of large vessel occlusion (LVO). This new study will provide valuable information on dosing towards the potential benefits of AGGRASTAT therapy in mitigating the effect of micro-thrombi and improving long-term functional outcomes in patients with ischemic stroke due to LVO. Please note that the use of AGGRASTAT® in neurointerventions, EVT and/or LVO has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

NDA and Abbreviated New Drug Application  (“ANDA”) Products

The Company has been devoting significant resources to its research and development programs, including, but not limited to the development of MC-1 for the treatment of PNPO deficiency.

On January 7, 2021, the Company announced that it intends to file an IND with the FDA pertaining to its legacy product P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P.  In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

The Company had also been devoting significant resources towards the development of TARDOXALTM for neurological conditions such as Tardive Dyskinesia.  This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold.

10

Management’s Discussion and Analysis

On June 24, 2024, the Company announced that it had signed an asset purchase agreement for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use. The Company believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
MC-1	Rare Pediatric Disease	IND filed, Phase 3
TARDOXALTM	Tardive Dyskinesia	IND filed, on hold
P5P Analogues	Not yet disclosed	Pre-clinical development

OTHER PRODUCTS

The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2024:

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences.  Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as at year-end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(I): Impairment of non-financial assets

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. A change in any of the significant assumptions or estimates used to evaluate goodwill could result in a material change to the results of operations. The key assumptions used to determine the recoverable amount are further explained in note 9 of the consolidated financial statements.

11

Management’s Discussion and Analysis

Valuation of financial instruments

Financial Assets

Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the asset is recorded as FVTPL unless the Company irrevocably designates the presentation of subsequent changes in the fair value of such equity instrument as FVOCI.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, restricted cash, accounts receivable and other assets are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the consolidated statements of financial position at fair value with changes in fair value therein recognized in the consolidated statement of net income (loss) and comprehensive income (loss). There are presently no assets classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of consolidated statement of net loss and comprehensive loss. The investment in Sensible Medical was designated within this category.

Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, and acquisition payable which are recognized on an amortized cost basis.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when the contractual rights to receive cash flows from the asset have expired; or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of  net loss and comprehensive loss.

12

Management’s Discussion and Analysis

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. Typically, fair value is determined by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgement is required through determining the valuation technique to apply, the valuation techniques such as discounted cash flow analysis and selecting inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value.

Transaction costs

Transaction costs for all financial instruments measured at amortized cost, the transaction costs are included in the initial measurement of the financial asset or financial liability and are amortized using the effective interest rate method over a period that corresponds with the term of the financial instruments. Transaction costs for financial instruments classified as FVTPL are recognized as an expense in professional fees, in the period the cost was incurred.

Embedded Derivatives

For financial liabilities measured at amortized cost, under certain conditions, an embedded derivative must be separated from its host contract and accounted for as a derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. For financial assets at FVTPL, any embedded derivatives are not separated from its host contract.

Accruals for returns, chargebacks, rebates and discounts

As of September 30, 2025, excluding Marley Drug, Gateway Pharmacy and West Olympia Pharmacy, the Company has two commercially available products that generated revenue, AGGRASTAT® and ZYPITAMAG® (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies, with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, at the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts, rebates or chargebacks. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

13

Management’s Discussion and Analysis

Through Marley Drug, Gateway Pharmacy and West Olympia Pharmacy, the Company operates a retail pharmacy and mail order pharmacy business selling pharmaceuticals directly to end users, being individual patients. Revenue for in-store sales is recognized upon payment by the customer. This is the point where all performance obligations have been met with regards to the product sold.  Revenue for mail order sales is recognized upon the shipment of the products to the customer, generally at the time the product is picked up from the Company’s premises by the carrier. This is the point where all performance obligations have been met with regards to the product sold.

The measurement of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Product licenses are amortized on a straight-line basis over the contractual term of the acquired license. Pharmacy licenses are amortized on a straight-line basis over their estimated useful life of approximately seven years. Patents and drug approvals are amortized on a straight‑line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Brand names are amortized on a straight-line basis over the estimated economic life of the brand name estimated at ten years. Trademarks are amortized on a straight‑line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight‑line basis over a period of seven to twelve years, or their economic life, if shorter.

Amortization on product licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The costs of servicing the Company’s patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net income (loss) and comprehensive income (loss).

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

14

Management’s Discussion and Analysis

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates.  The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority.  The Company and its subsidiaries have open tax years, primarily from 2011 to 2024, with significant taxing jurisdictions, including Canada, the United States and Barbados.  These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Such differences of interpretation may arise on a wide variety of issues, depending on the conditions prevailing in the respective company’s domicile. As the Company assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of net income (loss) and comprehensive income (loss). If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

Leases

At inception of a contract, the Company must assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company must assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and if it has the right to direct the use of the asset. As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

15

Management’s Discussion and Analysis

Right-of-use asset

The right-of-use asset is initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made and any initial direct costs incurred at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received. The right-of-use asset is subsequently amortized from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Lease liability

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee; the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early. The Company has elected to not include non-lease components related to premises leases in the determination of the lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

Estimating the Incremental Borrowing Rate (“IBR”)

The Company cannot readily determine the interest rate implicit in its lease; therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay,” which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

16

Management’s Discussion and Analysis

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company’s unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

(in thousands of CDN$, except per share data)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Product sales, net	$8,159	$6,669	$5,484	$5,895
Cost of goods sold	(5,386)	(3,234)	(2,641)	(2,454)
Gross Profit	2,773	3,435	2,843	3,441
Selling	(2,199)	(2,133)	(1,829)	(2,203)
General and administrative	(1,167)	(1,260)	(1,099)	(996)
Research and development	(717)	(741)	(570)	(742)
Other income	-	-	-	-
Finance income (expense), net	(2)	20	34	60
Foreign exchange gain (loss), net	(21)	(49)	(35)	7
Income tax expense	(63)	(58)	(38)	(120)
Loss for the period	(1,396)	(786)	(694)	(553)
Basic loss per share	$(0.13)	$(0.08)	$(0.07)	$(0.05)
Diluted loss per share	$(0.13)	$(0.08)	$(0.07)	$(0.05)
(in thousands of CDN$, except per share data)	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Product sales, net	$5,153	$5,165	$5,694	$5,071
Cost of goods sold	(2,354)	(2,213)	(1,797)	(2,706)
Gross Profit	2,799	2,952	3,897	2,365
Selling	(1,970)	(1,834)	(1,974)	(2,183)
General and administrative	(1,191)	(1,368)	(1,209)	(1,076)
Research and development	(795)	(868)	(676)	(704)
Other income	1,860	-	-	-
Finance income, net	18	36	51	45
Foreign exchange loss, net	(46)	(25)	(7)	(37)
Income tax (expense) recovery	5	(110)	(31)	41
Income (loss) for the period	680	(1,217)	51	(1,549)
Basic income (loss) per share	$0.07	$(0.12)	$0.00	$(0.15)
Diluted (loss) earnings per share	$0.07	$(0.12)	$0.00	$(0.15)

The Company recorded a net loss of $1,396 for the three month period ended September 30, 2025, compared to net income of $680 during the three month period ended September 30, 2024. Significant variances amongst the two periods are as follows:

•	During the period ended September 30, 2024, the Company received a legal settlement in the amount of $1,860, which was recorded as other income on the interim consolidated statement of net income(loss) and comprehensive income (loss). For more information regarding other income received in the prior year, see the Commitments section below.

•	Cost of goods sold during the three month period ended September 30, 2025 increased in comparison to cost of goods sold during the three month period ended September 30, 2024. The increase in cost of goods sold during the current period is attributable to the Company’s acquisitions of Gateway Pharmacy and West Olympia Pharmacy during the current year.

•	Selling expenses increased during the current period ended September 30, 2025, primarily due to the acquisitions of Gateway Pharmacy and West Olympia Pharmacy during the current year.

•	Net AGGRASTAT® revenue decreased by $878 during the three month period ended September 30, 2025 in comparison to the same period in the prior year. For more information regarding the changes in net AGGRASTAT® revenue, see the Revenue section below.

17

Management’s Discussion and Analysis

Partially offset by:

•	Net revenue through the retail pharmacy operating segment (Marley Drug, Gateway Pharmacy and West Olympia Pharmacy) increased by $3,668 during the three month period ended September 30, 2025 in comparison to the same period in the prior year. In addition, ZYPITAMAG® net revenue through the traditional insured channel increased by $216 during the three month period ended September 30, 2025, in comparison to the three month period ended September 30, 2024. For more information regarding the changes in net revenue, see the Revenue section below.

•	General and administrative expenses slightly decreased during the current period ended September 30, 2025. The decrease in general and administrative expenses is attributable to a decrease in professional fees incurred by the Company.

•	Research and development expenses decreased during the three month period ending September 30, 2025, primarily due to the timing of research and development expenditures relating to each development project, which in the current period was primarily the development of MC-1.

RESULTS OF OPERATIONS

Revenue

The change in net revenue for the three and nine months ended September 30, 2025 and 2024 is reflected in the following table:

	Three months ended September 30			Nine months ended September 30
(in thousands of CDN $)	2025	2024	Increase (Decrease)	2025	2024	Increase (Decrease)
AGGRASTAT®	$1,029	$1,907	(878)	$4,448	$5,997	$(1,549)
ZYPITAMAG®	769	553	216	2,037	1,984	53
Marley Drug	3,265	2,693	572	9,463	8,031	1,432
Gateway Pharmacy	890	-	890	1,829	-	1,829
West Olympia Pharmacy	2,206	-	2,206	2,535	-	2,535
	$8,159	$5,153	3,006	$20,312	$16,012	$4,300

Net AGGRASTAT® product sales for the three and nine month period ended September 30, 2025, were $1,029 and $4,448, respectively,  compared to $1,907 and $5,997 during the three and nine month periods ended September 30, 2024

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® has declined during the current period, as the Company continues to have pricing pressures as a result of generics of tirofiban hydrochloride, which launched during 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong, and the Company continues to work on maintaining its customer base. The Company continues to expect a moderate patient market share despite reduced revenue from the AGGRASTAT® brand.

Net ZYPITAMAG® product sales for the three and nine month period ended September 30, 2025 were $769 and $2,037, respectively, compared to $553 and $1,984 during the three and nine month periods ended September 30, 2024.

18

Management’s Discussion and Analysis

The Company sells ZYPITAMAG® to drug wholesalers, who subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. In addition, the Company also markets ZYPITAMAG®  through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug. Sales of ZYPITAMAG® through Marley Drug are reported under Marley Drug revenue. The slight increase in ZYPITAMAG® revenue during the nine month period ended September 30, 2025, can be attributed to a decrease in the number of returns during the current period, in addition to consistent utilization of the product through insurance formularies, specifically Medicare Part D. The Company is focused on growing ZYPITAMAG® revenue through the insured channel and through the retail pharmacy operating segment of the business throughout 2025 and beyond.

During the three and nine month periods ended September 30, 2025, the Company recorded net revenue through Marley Drug of $3,265 and $9,463, respectively, compared to $2,693 and $8,031 during the three and nine month periods ended September 30, 2024. The increase in revenue during the nine month period ended September 30, 2025 can be attributed to increased cash sales of ZYPITAMAG® and BRENZAVVY® through the pharmacy, offset by lower reimbursements from PBMs on insured sales during the current period.

Net revenue through Gateway Pharmacy during the three and nine month periods ended September 30, 2025 was $890 and $1,829, respectively. Gateway Pharmacy was acquired during the current year, and as a result the Company did not record any revenue from Gateway Pharmacy during 2024. The Company started offering ZYPITAMAG® through the pharmacy during the current period and intends on adding additional product offerings which have increased revenue at Marley Drug.

During the three and nine month periods ended September 30, 2025, the Company recorded revenue of $2,206 and $2,535, respectively, through West Olympia Pharmacy. West Olympia Pharmacy was acquired during the current year, and as a result the Company did not record any revenue from Gateway Pharmacy during 2024. The Company intends on offering ZYPITAMAG® through the pharmacy in subsequent quarters in addition to other product offerings which have increased revenue at Marley Drug.

Cost of goods sold

The change in cost of goods sold for the three and nine months ended September 30, 2025 and 2024 is reflected in the following table:

	Three months ended September 30			Nine months ended September 30
(in thousands of CDN $)	2025	2024	Increase (Decrease)	2025	2024	Increase (Decrease)
AGGRASTAT®	$667	$719	(52)	$2,060	$1,726	$334
ZYPITAMAG®	232	177	55	710	663	47
Marley Drug	1,964	1,458	506	5,086	3,975	1,111
Gateway Pharmacy	608	-	608	1,249	-	1,249
West Olympia Pharmacy	1,915	-	1,915	2,156	-	2,156
	$5,386	$2,354	3,032	$11,261	$6,364	$4,897

Cost of goods sold represents direct product costs associated with AGGRASTAT® and ZYPITAMAG®, including write-downs for obsolete inventory and amortization of the related intangible assets.  Additionally, for Marley Drug and following the acquisitions of Gateway Pharmacy and West Olympia Pharmacy, cost of goods sold includes direct product costs associated with the sale of products through the pharmacy business, including the Marley Drug e-commerce platform.

AGGRASTAT® cost of goods sold for the three and nine month periods ended  September 30, 2025 were $667 and $2,060 respectively, in comparison to $177 and $663 during the three and nine month periods ended September 30, 2024. AGGRASTAT® cost of goods sold for the three and nine month periods ending September 30, 2025 consisted of only product sold to customer. AGGRASTAT® cost of goods sold for the three and nine month periods ending September 30, 2024 consisted of product sold to customer, in addition to a recovery of $274 recorded during the nine month period, as a result of insurance proceeds received by the Company for inventory which had been previously damaged in import. The increase in cost of goods sold during the current period is attributable to higher manufacturing costs for the product, offset by a lower volume of product sold, in addition to insurance proceeds received during the same period in the prior year.

ZYPITAMAG® cost of goods sold for the three and nine month periods ended September 30, 2025 totaled $232 and $710 respectively, in comparison to $177 and $663 during the three and nine month periods ended September 30, 2024.

19

Management’s Discussion and Analysis

For the nine month period ended September 30, 2025, cost of goods sold for ZYPITAMAG® includes $235 relating to product sold to customers and $475 of amortization related to the Company’s ZYPITAMAG® intangible asset. For the nine month period ended September 30, 2024, cost of goods sold for ZYPITAMAG® includes $201 relating to product sold to customers and $462 of amortization related to the Company’s ZYPITAMAG® intangible asset. The increase in cost of goods sold for ZYPITAMAG® during the nine month period ended September 30, 2025 in comparison to the same period in the prior year is consistent with the higher revenue recorded through the insured channel in the current period.

Cost of goods sold related to the Marley Drug business for the three and nine month periods ended September 30, 2025 totaled $1,964 and $5,086, respectively, compared to $1,458 and $3,975 during the three and nine month periods ended September 30, 2024. The increase in cost of goods sold during the current period is attributable to the higher revenue recorded through Marley Drug during the current period. Marley Drug has been focused on growing its exclusive product offerings, which in some cases results in sales having lower gross margins, however the exclusive product offerings allow for the business to differentiate itself from its competitors.

Cost of goods sold attributable to Gateway Pharmacy for the three and nine month periods ended September 30, 2025 were $608 and $1,249, respectively. Gateway Pharmacy was acquired during the current year, and as result, the Company did not record any cost of goods sold from Gateway Pharmacy during the three and nine month periods ended September 30, 2024.

Cost of goods sold related to West Olympia Pharmacy for the three and nine month periods ended September 30, 2025 were $1,915 and $2,156, respectively. West Olympia Pharmacy was acquired on June 16, 2025, and as a result, the Company did not record any cost of goods sold from West Olympia Pharmacy during the three and nine month periods ended September 30, 2024.

Selling

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAG®, and the pharmacy business, which includes Marley Drug, Gateway Pharmacy and West Olympia Pharmacy.

The changes in selling expenditures for the three and nine month periods ended September 30, 2025 and 2024 is reflected in the following table:

	Three months ended September 30			Nine months ended September 30
(in thousands of CDN $)	2025	2024	Increase	2025	2024	Increase
Selling	$2,199	$1,970	$229	$6,161	$5,783	$378

Selling expenses for the three and nine month periods ended September 30, 2025 were $2,199 and $6,161, respectively, in comparison to $1,970 and $5,783 for the three and nine month periods ended September 30, 2024.

Commercial sales expenses, excluding costs pertaining to the retail pharmacy operating segment, decreased  for the three and nine month periods ended September 30, 2025, in comparison to the same periods in the prior year. The increase in selling expenses during the current periods is a result of the Company acquiring Gateway Pharmacy and West Olympia Pharmacy during the current year, in addition to a higher volume of sales through Marley Drug in comparison to the same period in the prior year.

General and administrative

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

The changes in general and administrative expenditures for the three and nine months ended September 30, 2025 and 2024 is reflected in the following table:

	Three months ended September 30			Nine months ended September 30
(in thousands of CDN $)	2025	2024	Decrease	2025	2024	Decrease
General and administrative	$1,167	$1,191	$(24)	$3,526	$3,763	$(237)

General and administrative expenses for the three and nine month periods ended September 30, 2025 were $1,167 and $3,526, respectively, in comparison to $1,191 and $3,763 for the three and nine month periods ended September 30, 2024.

20

Management’s Discussion and Analysis

The decrease in general and administration expenses during the three and nine month periods ended September 30, 2025 in comparison to the same periods in the prior year is primarily related to a decrease in professional fees incurred by the Company, in addition to lower share-based compensation expense during the current periods; offset by additional general and administrative expenses incurred by Gateway Pharmacy and West Olympia Pharmacy which were both acquired during the current year.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The change in research and development expenditures for the three and nine months ended September 30, 2025 and 2024 is reflected in the following table:

	Three months ended September 30			Nine months ended September 30
(in thousands of CDN $)	2025	2024	Decrease	2025	2024	Decrease
Research and development	$717	$795	$(78)	$2,028	$2,339	$(311)

Research and development expenditures for the three and nine month period ended September 30, 2025, totaled $717 and $2,028, respectively, in comparison to $795 and $2,339 during the three and nine month periods ended September 30, 2024. Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products.

The decrease in research and development expenses during the current periods is primarily due to the timing of research and development expenditures relating to each development project. The Company’s research and development activities for the periods ended September 30, 2025, primarily related to the development of MC-1.

Other income

Other income includes income earned by the Company outside of the Company’s day-to-day operations. This would include any performance obligations which gave rise to income are met, and are outside of the income earned through the Company’s established operating segments.

The change in other income for the three and nine months ended September 30, 2025 and 2024 is reflected in the following table:

	Three months ended September 30			Nine months ended September 30
(in thousands of CDN $)	2025	2024	Decrease	2025	2024	Decrease
Legal settlement	$-	$1,860	$(1,860)	$-	$1,860	$(1,860)

The Company did not record any other income during the three or nine month periods ended September 30, 2025.

The Company recorded other income of $1,860 during the three month and nine month periods ended September 30, 2024 in relation to a settlement agreement entered into by the Company with its contract development and manufacturing organization (“CDMO”). The total value of the settlement was $2,205, which included the cost of unfinished inventory, which the Company had previously invoiced the CDMO for. The terms of the settlement are confidential, and the proceeds from the settlement were received by the Company during the fourth quarter of 2024.

21

Management’s Discussion and Analysis

Finance income (expense), net

The change in finance income (expense), net for the three and nine months ended September 30, 2025 and 2024 is reflected in the following table:

	Three months ended September 30			Nine months ended September 30
(in thousands of CDN $)	2025	2024	Decrease	2025	2024	Decrease
Finance income (expense), net	$(2)	$18	$(20)	$52	$105	$(53)

Finance income (expense),net for the three and nine month periods ended September 30, 2025 totaled $(2) and $52 respectively, in comparison to finance income, net of $18 and $105 during the three and nine month periods ended September 30, 2024. Finance income in the current year primarily relates interest income earned, offset by bank charges, interest expense on the Company’s lease obligations, and accretion expense on the Company’s acquisition payable liability, in relation to the Company’s acquisition of Gateway Pharmacy during the current year.

Foreign exchange loss, net

The change in foreign exchange loss, net for the three and nine months ended September 30, 2025 and 2024 is reflected in the following table:

	Three months ended September 30			Nine months ended September 30
(in thousands of CDN $)	2025	2024	Decrease	2025	2024	Increase
Foreign exchange loss, net	$21	$46	$(25)	$105	$78	$27

Foreign exchange loss, net for the three and nine month periods ended September 30, 2025 totaled $21 and $105, respectively in comparison to $46 and $78 during the three and nine month periods ended September 30, 2024. The changes to foreign exchange gains and losses are primarily attributable to changes in the US dollar exchange rate during the respective periods.

Income (loss) and comprehensive income (loss)

The consolidated net income (loss) and comprehensive income (loss) for the three and nine month periods ended September 30, 2025 and 2024 is reflected in the following table:

	Three months ended September 30			Nine months ended September 30
(in thousands of CDN $)	2025	2024	Decrease	2025	2024	Decrease
Net loss	$(1,396)	$680	$(2,076)	$(2,876)	$(486)	$(2,390)
Comprehensive loss	$(1,034)	$399	$(1,433)	$(3,571)	$(56)	$(3,515)
Basic loss per share	$(0.13)	$0.07	$(0.20)	$(0.28)	$(0.05)	$(0.23)
Diluted loss per share	$(0.13)	$0.07	$(0.20)	$(0.28)	$(0.05)	$(0.23)

For the three month period ended September 30, 2025, the Company recorded net loss of $1,396 or loss per share of $0.13 ($0.13 per share diluted), compared to net income of $680 or earnings per share of $0.07 ($0.07 per share diluted) during the three month period ended September 30, 2024.

For the nine month period ended September 30, 2025, the Company recorded net loss of $2,876 or loss per share of $0.28 ($0.28 per share diluted), compared to a net loss of $486 or loss per share of $0.05 ($0.05 per share diluted) during the nine month period ended September 30, 2024.

As noted above, the primary factors contributing to the increase in net loss during the nine month period ended September 30, 2025 in comparison to the nine month period ended September 30, 2024 was a decrease in other income, a decrease in AGGRASTAT® revenue, higher cost of goods sold through the Marley Drug business and higher selling expenses through the retail pharmacy operating segment; offset by an increase in revenue through Marley Drug, Gateway Pharmacy and West Olympia Pharmacy, a slight increase in ZYPITAMAG® revenue through the insured channel, a decrease in general and administrative expenses as a result of lower professional fees incurred and a decrease research and development expenses primarily due to timing of said expenditures. The acquisitions of both Gateway Pharmacy and West Olympia Pharmacy during the current year have provided the Company with additional revenue streams, which will be critical to the Company reaching profitability in subsequent quarters.

22

Management’s Discussion and Analysis

For the three and nine month periods ended September 30, 2025, the Company recorded total comprehensive loss of $1,034 and $3,571, respectively. During the three month period ended September 30, 2024, the Company recorded total comprehensive income of $399, however during the nine month period ended September 30, 2024, the Company recorded a comprehensive loss of $56. The change in comprehensive loss results from the factors described above as well as fluctuations in the US dollar exchange rate during the respective periods.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the three and nine month periods ended September 30, 2025 was 10,436,313 and 10,436,313, respectively. The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share for the three and nine month periods ended September 30, 2024 was 10,436,313 and 10,436,313, respectively.

As at September 30, 2025, the Company had 10,436,313 common shares outstanding and 1,189,000 stock options, of which 606,000 were exercisable.

As at November 19, 2025, the Company had 10,436,313 common shares outstanding and 1,165,000 stock options, of which 582,000 were exercisable.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as “earnings before interest, taxes, depreciation and amortization” and Adjusted EBITDA as “EBITDA adjusted for non‑cash and non-recurring items”. The terms “EBITDA” and “Adjusted EBITDA”, as it relates to the three and nine month periods ended September 30, 2025 and 2024 results prepared using IFRS, do not have any standardized meaning according to IFRS. For more information regarding the Company’s use of non-IFRS financial measures, see the NON-IFRS FINANCIAL MEASURES section below.

	Three months ended September 30			Nine months ended September 30
(in thousands of CDN $)	2025	2024	Increase (Decrease)	2025	2024	Increase (Decrease)
Net income (loss) before tax	$(1,333)	$675	(2,008)	$(2,717)	$(350)	$(2,367)
Add: finance costs (income)	23	28	(5)	53	(27)	80
Add: Amortization expense	678	575	103	1,967	1,681	286
EBITDA	$(632)	$1,278	(1,910)	$(697)	$1,304	(2,001)
Add:
Stock-based compensation	35	44	(9)	101	144	(43)
Other income	-	(1,860)	1,860	-	(1,860)	1,860
Inventory write-down	-	71	(71)	-	71	(71)
Insurance proceeds for inventory	-	-	-	-	(274)	274
Adjusted EBITDA	$(597)	$(467)	(130)	$(596)	$(615)	$19

EBITDA for the three and nine month periods ended September 30, 2025 was $(632) and $(697) respectively, compared to EBITDA of $1,278 and $1,304 for the three and nine month periods ended September 30, 2024, respectively. Adjusted EBITDA for the three and nine month periods ended September 30, 2025 was $(597) and $(596), respectively. Adjusted EBITDA for the three and nine month periods ended September 30, 2024 was $(467) and $(615), respectively.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily through the net revenue received from the sale of its commercial products, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

Cash used in operating activities for the nine month period ended September 30, 2025, was $592 compared to cash used in operating activities of $932 for the nine month period ended September 30, 2024. The decrease in cash used in operating activities during the current period was primarily due to non-cash adjustments for amortization on both the Company’s property, plant and equipment and intangible assets in addition to working capital adjustments, offset by a higher net loss incurred during the current period.

23

Management’s Discussion and Analysis

Cash used in investing activities during the nine month period ended September 30, 2025 was $2,177 compared to $291 during the nine month period ended September 30, 2024. The cash used in investing activities during the current period related to the Company’s acquisitions of Gateway Pharmacy and West Olympia Pharmacy during the current year. Cash used in investing activities during the nine month period ended September 30, 2024 related to capitalized software purchases, used to improve the Marley Drug e-commerce platform.

Cash used in financing activities during the nine month period ended September 30, 2025, totaled $304 compared to $250 during the nine month period ended September 30, 2024. Cash used in financing activities for both periods related to repayments of the Company’s lease liabilities.

As at September 30, 2025, the Company had unrestricted cash totaling $4,118 compared to $7,191 as of December 31, 2024. As at September 30, 2025, the Company had working capital of $3,905 compared to $7,502 as at December 31, 2024.

The Company did not have any long-term debt recorded as at September 30, 2025.

CONTRACTUAL OBLIGATIONS

As at September 30, 2025, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

(in thousands of CDN$)	Total	2025	2026	2027	2028	2029	Thereafter
Accounts payable and accrued liabilities	$7,904	$7,904	$-	$-	$-	$-	$-
Income taxes payable	41	41	-	-	-	-	-
Acquisition payable	290	-	290	-	-	-	-
Holdback payable	63	-	63	-	-	-	-
Lease obligations	1,136	122	473	329	69	70	73
Purchase commitments	1,347	1,138	209	-	-	-	-
Total	$10,781	$9,205	$1,035	$329	$69	$70	$73

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2025 and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually.

Effective January 1, 2025, the Company renewed its business and administration services agreement with GVI Clinical Development Solutions (“GVI-CDS”), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain, and management’s view of these matters may change in the future.

24

Management’s Discussion and Analysis

Legal Settlement

On September 30, 2024, the Company entered into a legal settlement with its CDMO resulting in the Company agreeing to receive €1,500 ($CAD 2,261) as part of a settlement for a breach of contract. As a part of the settlement, no future legal claims are to be placed on either party, and the terms of the agreement are to remain confidential.

Included within the settlement amount was $401 for unfinished inventory which had been previously invoiced by the Company to the CDMO, with the remaining $1,860 recognized through other income on the condensed consolidated statement of net income (loss) and comprehensive income (loss) during the three and nine month period ended September 30, 2024.

As of September 30, 2025, the Company has identified the following potential contingent liability:

Telephone Consumer Protection Act (“TCPA) Litigation

On March 4, 2024 a class action complaint was filed in the Northern District Court of Ohio against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. At this time, the Company is unable to assess the potential outcome of this litigation, and as a result, has not recorded any provisions for this potential liability as at September 30, 2025.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation and acquisition payable were recorded at their fair values at the date at which the liabilities were incurred and subsequently revalued using the effective interest method at each reporting date. Based on the cash and cash equivalent balances held by the Company at September 30, 2025, its results of operations or cash flows could be affected by a sudden change in market interest rates. Based on the Company’s exposures as at September 30, 2025, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $41 (December 31, 2024 - $72).

The Company has not entered into any futures or forward contracts as at September 30, 2025. The Company is exposed to foreign exchange rate changes that could have a material impact on the Company’s results. Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, restricted cash, accounts receivable, other assets, accounts payable and accrued liabilities, income taxes payable, royalty obligation, acquisition payable, contingent consideration and lease obligations. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated monetary financial assets and liabilities:

(Expressed in U.S. Dollars)	September 30, 2025	December 31, 2024
Cash and cash equivalents	$2,930	$4,968
Accounts receivable	3,188	3,493
Other assets	68	68
Accounts payable and accrued liabilities	(4,961)	(4,583)
Income taxes payable	(29)	(66)
Current portion of lease obligation	(182)	(103)
Acquisition payable	(277)	-
Holdback payable	(61)	-
Lease obligation	(224)	(100)
	$452	$3,677

Based on the above net exposures as at September 30, 2025, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company’s net income (loss) of approximately $23 (December 31, 2024 – $184).

25

Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer are key management personnel for all periods.

In addition to their salaries, the Company also provides non‑cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Salaries, fees and benefits	$181	$177	$567	$542
Share-based payments	11	25	49	84
	$192	$202	$616	$626

Directors and key management personnel control 27% of the voting shares of the Company as at September 30, 2025 (December 31, 2024 – 27%).

During the three and nine months ended September 30, 2025 the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $115 and $218 (2024 - $31 and $265) for clinical research services, $21 and $63, respectively, (2024 – $21 and $63) for business administration services, $56 and $167, respectively, (2024 – $56 and $167) in rental costs and $11 and $32, respectively, (2024 – $9 and $28) for information technology support services. As described in note 9(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm Bioresearch Inc. (“CanAm”)  for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5’-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100 upon closing of the transaction, which is subject to regulatory approval, in addition to $500 upon the Company filing its first investigational new drug application, $250 upon the Company filing its first New Drug Application and $500 upon the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

During the year ended December 31, 2024, the Company paid CanAm $100 in consideration upon closing of the transaction, consistent with the terms of the agreement. The Company has recorded a corresponding intangible asset in relation to this payment.

 These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at September 30, 2025, included in accounts payable and accrued liabilities is $97 (December 31, 2024 – $32) payable to GVI-CDS.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month, increasing to $22 per month effective January 1, 2024. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at September 30, 2025, there are no outstanding amounts (December 31, 2024 - nil) payable to ADF Family Holding Corp. as a result of this consulting agreement.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective January 1, 2024, the rate was changed to $11, and subsequently increased to $13 per month effective May 01, 2024. Effective January 1, 2025, the rate changed to $14 per month. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at September 30, 2025, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2024 - nil).

26

Management’s Discussion and Analysis

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off‑balance sheet arrangements other than as discussed above.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company’s Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company’s Annual Report on Form 20‑F for the year ended December 31, 2024.

NON-IFRS FINANCIAL MEASURES

The Company’s MD&A refers to non-IFRS financial measures, specifically the use of “EBITDA” and “Adjusted EBITDA.” Management uses these financial measures for purposes of comparison to prior periods and development of future projections and earnings growth prospects. This information is also used by management to measure the profitability of ongoing operations and in analyzing the Company’s business performance and trends. These specified financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement the Company’s financial information reported under IFRS by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20‑F for the year ended December 31, 2024, which can be obtained on SEDAR (www.sedarplus.ca) and are not discussed extensively here.

While the Company’s approved product portfolio has grown to AGGRASTAT®, ZYPITAMAG® , the Marley Drug, Gateway Pharmacy and West Olympia Pharmacy businesses, the Company still has products that are currently in the research and development stages. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its development projects, it will not obtain approval from the FDA and other international regulatory agencies, to market its these products. Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Company’s business, financial condition and results of operations are likely to be adversely affected if it fails to maintain or obtain regulatory approvals in the United States, Canada and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

In the near‑term, a key driver of revenues will be the Company’s ability to maintain hospital sales of AGGRASTAT®, the ability to grow sales of ZYPITAMAG®, as well as maintain and grow the Company’s pharmacy operating segment, which includes Marley Drug, Gateway Pharmacy and West Olympia Pharmacy, and the development and/or acquisition of new products or businesses.

The Company’s future operations are dependent upon its ability to successfully grow sales of ZYPITAMAG®, successfully maintain and grow the Marley Drug, Gateway Pharmacy and West Olympia Pharmacy businesses, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favorable terms, or at all.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20‑F for the year ended December 31, 2024, can be obtained on SEDAR (www.sedarplus.ca). A copy of this MD&A will be provided to anyone who requests it.

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